                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


SCHEDULE 13E-3 FINAL AMENDMENT



                       RULE 13E-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                and Rule 13e-3 (Section 240.13e-3) thereunder)

                            SPECTEX INDUSTRIES INC.
                              (Name of the Issuer)

                SPECTEX INDUSTRIES, INC. AND  NNEWCO-KING, INC.

                     (Name of Person(s) Filing Statement)


Common Stock, Par Value $.01 Per Share           12686100
(Title of Class of Securities)             (CUSIP Number of Class of
                                                Securities)

                         MICHAEL OBERLANDER, PRESIDENT
                SPECTEX INDUSTRIES, INC. and NNEWCO-KING, INC.
                              505 CARROLL STREET
                              BROOKLYN, NY 11215
                                 (718)797-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
               ------------------------

    THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.
c. / / A tender offer.

d. / / None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

  ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) The name of the issuer is Spectex Industries, Inc. having an address of 505 Carroll Street, Brooklyn New York (the "Company"). The class of stock subject to Rule 13e-3 are all the outstanding shares (approximately 10% of the total) of the Company held by shareholders other than Nnewco Inc. (hereinafter after sometimes referred to as the "Public Share holders" or the "Dissenting Shareholders").

(b) As of January 30, 1997, eight shareholders of the Company will exchange all their shares of the Company for shares of Nnewco-King, Inc. These eight shareholders own 4,101,711 shares of the Company which account for over 90% of the total outstanding. As of this date there remains 436,809 shares of the Company held by 739 people or institutions. There is only one class of stock.

(c) Although the common stock of the Company is traded in the over-the-counter market, there is no established trading market for such stock. The stock of this company is known as a bulletin board stock. The quotations below, represent prices between dealers and do not include retail markup, markdown or commission. They do not represent actual transactions.

            HIGH/ASK  LOW/BID  CLOSE/BID  VOLUME
1996
1st Qtr.     $0.2500  $0.0325    $0.2800       0
2nd Qtr.     $0.2500  $0.0325    $0.2800       0
3rd Qtr.     $0.2500  $0.0100    $0.2800       0
4th Qtr.     $0.2500  $0.0100    $0.1500   2,500

     As of December 31, 1996, there were 746 holders of record of the Company's
common stock.   The Transfer Agent of the Company's common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New  Jersey 07016.

(d) No dividends have been paid in the last two years.
(e) Not applicable.
(f) Not applicable.
(e) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.


(a) This statement is being filed jointly by the Company and Nnewco-King, Inc (the "Parent Company"). The Parent Company owns over 90% of the Common Stock of the Company and the officers and directors of the two companies are the same. The Parent Company maintains its office at the same place as the Company. On June 27, 1997 the merger was declared effective with the filing of the certificate of merger with New York's Secretary of State. The Parent is the only surviving entity and will thereafter obtain the name of the Company, all its assets and liabilities.

(b) 505 Carroll Street Brooklyn, NY 11215

(c) Spectex Industries, Inc., is a New York corporation organized in 1971. The Company is principally engaged in both the knitted sweater business, which is operated by and through the Company, and since July 15, 1981, in the wholesale distribution of dairy products. In 1995, the Company's knitted sweater business resulted in an operating loss of $156,874 before interest expense and income taxes. The Company's dairy products segment accounted for an operating profit of $342,107 before taking into account interest expense, and income taxes. The dairy product business is operated by J&J Farms Creamery, Inc. ("J&J"), a 51% owned subsidiary of the Company. The remaining shares of J&J are held by Messrs. Simon Friedman and Morris Schlager, the sons-in-law of the Company's President.

    The Company designs, knits and manufactures cotton, wool and acrylic sweaters and sportswear at its headquarter's premises in Brooklyn, New York. Sales are made nationally to department stores, chain stores, discount stores, jobbers and retail outlets as well as to the United States government. The Company also operates through certain divisions and its subsidiaries: JA Knitting Mills, Perfect Knitting Mills, Inc. and Special Studies Development Corp. J&J purchases dairy and related food products from major food companies
and food distributors and sells and    delivers such products to local retailers
and distributors  principally in the New York city metropolitan area.

     Nnewco-King, Inc. or the Parent Company is a newly formed New York company. It was formed for the sole purpose of having the Controlling Shareholders contribute their stock holdings of the Commons Shares of the Company to Nnewco-King, Inc in a tax free exchange and to facilitate this short form merger.
After the merger is completed the Parent Company will carry on the same business in the same place of business as the Company has been doing heretofore.

(d) The Directors and Officers of both the Company and the Parent are the same and it is anticipated they will be even after the merger. Reference to their personal data is made to Item 10 of the most recent 10-K of the Company filed on June , 1996.

(e) and (f) During the last five years, none of Parent, the Company nor any of its officers or Directors, to the best of their knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)-(b) Other than the terms of the Merger described more fully in Item 4 below there have been no transactions or negotiations between the Company and the Parent Company.

ITEM 4. TERMS OF THE TRANSACTION.

(a) This Rule 13E-3 Transaction Statement relates to the short form statutory merger (the `Merger') of the Company, Spectex Industries, Inc. into Nnewco-King, Inc., a newly-formed New York corporation (the `Parent Company'). The Company is an approximately 91% owned subsidiary of Parent Company. After the merger only the Parent Company will survive and it will at that time change its name to Spectex Industries, Inc. On June 27, 1997, the date of filing a Certificate of Merger with the Secretary of State of New York, (the `Effective Date'), the Merger was be consummated.

     Certain shareholders (listed on the Company's Form 8-K filed on February 15, 1997 and referred to hereinafter as the "Controlling Shareholders") have contributed to Parent Company all of their shares of Common Stock, constituting 4,101,711 shares of the Company they own so that the Company is an approximately 91%-owned subsidiary of Parent Company. The Controlling Shareholders received one share of Parent Company for each 1,000 shares of Common Stock they contributed to the Parent with ownership of more than 1,500 shares of the Company allowing a one share increase of stock of the Parent Company for
rounding off purposes.   Prior to such contribution the Parent Company owned no
stock of the Company. No cash was paid by the Parent Company or anyone else for the contribution to the Parent Company of the Controlling Shareholders' Common Stock of the Company.

     Each share of Common Stock of the Company outstanding and held of record as of the close of business on the day immediately preceding the Effective Date by persons other than (i) Parent Company and (ii) persons who own more than 1,000 shares of the Company and desire to exchange those shares for shares of the Parent Company (the shares other than those described in (i) and (ii) of this sentence being hereinafter referred to as the `Shares' and the holders of the Shares being hereinafter referred to as the 'Public Shareholders') will, without any action on the part of any holder thereof, be automatically converted on the Effective Date into the right solely to receive cash in the amount of $.10 per share without interest (the 'Merger Consideration') upon surrender of such Shares, upon the terms and subject to the conditions set forth in the Plan of Merger (the 'Plan') and in the Letter of Transmittal, copies of which are included with this Statement.

     Each share of Common Stock of the Company outstanding on the Effective Date has been cancelled and extinguished. Effective June 27, 1997 the Company no longer existed, it having been merged into the Parent Company.

ITEM 5.         PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(c) Other than the fact the Company will be merged into the Parent, have fewer shareholders and no longer be obligated to file reports pursuant to
Section 15(d), the Company expects its business operations to remain the same. The present officers and directors are expected the be the same officers and
directors of the Parent Company after the Merger.   There are no employment
contracts with any of the officers and Parent Company does expect to enter into any after completion of the merger.

(d)-(e)  Not applicable.

(f)-(g) The Common Stock of the Company is currently registered under Section 12(g) of the Exchange Act. Upon consummation of the Merger, the Company will apply to the Commission for termination of the registration of its shares under the Exchange Act. Termination of registration of the shares under the Exchange Act will eliminate the Company's obligation to furnish information to the public and the Commission pursuant to Sections 13 and 15(d) of the Exchange Act.

IT IS THE PRESENT INTENTION OF PARENT COMPANY TO SEEK TO CAUSE THE COMPANY TO MAKE AN APPLICATION FOR TERMINATION OF REGISTRATION OF ITS SHARES OF COMMON STOCK AS SOON AS PRACTICABLE FOLLOWING THE MERGER.

ITEM 6.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Company does not expect the amount of funds necessary to complete the Rule 13e-3 transaction of purchasing the Common Shares belonging to the Public Shareholders to exceed $45,000. It expects to be able to meet this amount from working capital and will not borrow any money to meet this need.

(b) The Company expects the costs involved in this Rule 13e-3 transaction to not exceed $34,000. The Company will pay for all these costs with working capital. An itemized list of such expenses is as follows:

            i.   Legal Fees $13,000
            ii.  Accounting Fees $2,000
            iii. Appraisal Fees $10,000
            iv.  Printing and mailing costs $8,000
            v.   Filing Fees $1,000

(c)-(d) not applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a), (c)      The purpose of the Merger is for Parent to acquire the entire equity interest in the Company for fair consideration in a prompt and orderly manner and to take the Company private. About two years ago the Company began to analyze the benefit of remaining a public company verses being becoming a privately held one. After this analysis and a review of the performance of the Company's stock over the last two years it was determined by the Controlling Shareholders to create a new company and to contribute all of their stock to that company. With the Parent owning more than 90% of the outstanding shares of the Company, a short form merger could be accomplished under the Business Corporation Law of New York ("BCL"). This short form merger would not need the approval of the shareholders of either the Company or the Parent, but could be approved simply by a vote of the Directors of the Parent Company.

     The Company had anticipated that by becoming a public company its shareholders would have received greater liquidity for its investments and the Company may have been able to use its public position for additional financing. Over the years the stock of the Company has not appeared as an active investment vehicle for the Company. Moreover, the Company does not, in the near future, anticipate seeking additional financing through issuance of stock offerings.

     Another one of the reasons the Controlling Shareholders proposed the Merger when they did, and why the Merger, in the view of the management of Parent, will be beneficial to the Company and to Parent, is that the Company must now make full disclosures of its financial statements to the public and its competitors. Management of the Company does not feel that it is beneficial that competitors and customers are regularly apprised of the Company's income and the extent to which the Company may depend on any one customer.

     Parent also considered the expense associated with the filing requirements of a public company. Since the Company's Common Stock is currently registered under the Securities Exchange Act of 1934, as amended (the `Exchange Act'), the Company has an obligation to comply with the proxy rules of Regulation 14A and
Section 14 of the Exchange Act. In addition, the Company is obligated to file reports with the Commission pursuant to Sections 13 and 15(d) of the Exchange Act or to disseminate the information contained in such reports. Following the Merger, the Company will not be required to incur the expense in connection with filing such reports and complying with such proxy rules.

     The acquisition of the entire equity interest in the Company has been structured as a short form merger under the BCL in which

Public Shareholders will receive cash for their shares and the Company will become a wholly-owned subsidiary of Parent in order to enable Parent to acquire 100% ownership of the Company and merge the Company into the Parent.

     Because immediately prior to the adoption of the Plan, Parent Company owned more than 90% of the outstanding shares of the Common Stock of the Company, the
Plan was adopted solely by the Board of Directors of Parent.   The approval of
the Board of Directors, shareholders or Public Shareholders of the Company is not required.

     Upon consummation of the Merger, the Public Shareholders of the Company will no longer have an equity interest in the Company and, therefore, will not benefit from future earnings and growth. Instead, under the Plan, each Public Shareholder will have only the right to receive cash as specified in the Plan for each Share theretofore held by him or her.

    The Company will, as a result of the Merger, become a privately-held corporation, with no active market for its shares of Common Stock. The registration of the Company's Common Stock under the Exchange Act will be terminated. The Company will be relieved of the obligation to comply with the
proxy rules of Regulation 14A under Section 14 of the Exchange Act.   Moreover,
the Company will no longer be obligated to file reports with the Commission pursuant to Sections 13 and 15(d) of the Exchange Act or to disseminate the information contained in such reports.

     The Company and the Parent have chosen the Plan as the most efficient method to achieve their goals of being a private company while at the same time providing the Public Shareholders with a fair return on their investment which has not performed well over the years. The Plan is being adopted now because the same reasons mentioned above for its adoption have persisted over the last two years with no foreseeable change in sight. Management of the Company does not anticipate any change in the business outlook of the Company in the near future. Economic benefits of going private outlined above have been anticipated for a few years.

(b)             Not applicable.

(d) The Merger is complete and the Parent has merged the Company into it. The shares of the Company cease to exist. The Company, as an independent entity will also cease to exist. All of the Company's assets and liabilities will be assumed by the Parent and business of the Company will carry on as before. Any Public Shareholder who owns more than 1,000 shares of the Company will be given the right to convert his or her shares of the Company into one share of the Parent for each 1,000 shares of the Company. Alternatively, all Public Shareholder shall have the right to receive $.10 (ten cents) for each share of the Company to be paid by the Parent. Those Public Shareholders owning less than 1,000 shares shall only be able to receive $.10 (ten cents) for each share they surrender of the Company. (See, below at Item 13 for a discussion of the law in New York where a shareholder objects to the price offered by the merger participant. Such an objecting shareholder can seek judicial determination of the fairness.) Management of the Parent does not anticipate that any dividends will be paid on the stock of the Parent in the near future. Moreover the Company does not anticipate that many, if any, of the Public Shareholders who own more than 1,000 shares of the Company will opt to exchange there shares for those of the Parent.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Generally, the receipt of cash by a Public Shareholder of the Company in exchange for his or her Shares pursuant to the Plan or the receipt of cash by holders of Dissenting Shares (excluding interest, if any, awarded by a court in a proceeding related thereto) will result in gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the shares sold and such shareholder's adjusted tax basis in such shares. Provided that the shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the shares for more than one year at the time of sale.

The foregoing discussion may not be applicable to certain types of shareholders, including shareholders who are not citizens or residents of the United States and foreign corporations, or to entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as insurance companies, tax-exempt entities and regulated investment companies).

Neither Controlling Shareholders, the Company nor Parent anticipates the recognition of any gain, loss or income by reason of the Merger.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. THE PRECISE TAX CONSEQUENCES OF THE PLAN WILL DEPEND ON THE PARTICULAR CIRCUMSTANCES OF THE HOLDER. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

(a) Since the officers and directors of both the Company and the Parent are the same, as are the majority shareholders of both companies it was determined that the appointment of an independent board of directors would be unnecessary and of no value. In lieu of any independent evaluation of the fairness of the transaction the Directors hired Alfred Simon of American Capital Group to apprise the Company and the Parent of his estimate of a fair consideration for the shares. This was done and provided to Directors of both the Company and the Parent on January 15, 1997 (hereinafter the "Simon Report"). All the Directors of the Parent and Company believe the Merger Consideration is fair to the Public Shareholders.

  Parent considered the Simon Report for the purpose of supporting the fairness of the Merger Consideration to the Public Shareholders. The Simon Report was received by the Parent on January 15, 1997.

     Simon valued the shares of the Company's Common Stock after taking into account such factors and information as Simon considered relevant.

     Parent and Company considered each of the following valuation approaches utilized by Simon, solely to determine whether the Merger Consideration is fair to the Public Shareholders: (i) the current market price; (ii) the historic market price comparison, (iii) book value; (iv) liquidation value and (v) the recent sale of a large block of stock of the Company pursuant to a public auction of the shares.

(b) After review of Simon Report the Directors (See the full Simon Report reproduced under EXHIBIT (b)(1) , the Directors are unable to weigh each factor separately, but they do note that under all factors considered in the Simon Report, (except historic market prices) the Merger Consideration of $.10 per share exceeds the price determined by the other indices.

     The Directors believe the one and only recent block sale of a potentially controlling interest of the shares of the Company to be very instructive as to fair consideration of the Shares of the Company. In settlement of a lawsuit, 1,707,450 shares of the Company were sold at a public auction to satisfy a debt owed by the owner of those shares. That many shares represented approximately 39% of the outstanding shares of the Company. Nevertheless the average per
share price was only $.09.   (For a full explanation of the circumstances
surrounding the sale these shares referenced is made to the Form 8-K filed by the company on or about March 17, 1996).

     The Merger Consideration of $.10 exceeds every indices except the closing bid price as reported by IDD Information Services. The Company does not believe the prices are reflective of the actual price a seller of the stock would expect to receive for the sale of the shares of the Company. For years the Company has not been able to generate much interest in the sale of its stocks. Since September 1, 1996 there has been only one reported trade and that was 2,500 shares in November 1996.

     The Company believes that the other indices mentioned in the Simon Report are more reflective of the true value of the Company and its stock. For the last few years the Company has run at a deficit. Even liquidation value would lead to a per price share value of only $.07.

(c) Because immediately prior to the adoption of the Plan, Parent owned more than 90% of the outstanding shares of the Common Stock of the Company and the Plan was adopted by the Board of Directors of Parent, the approval of the Board of Directors, shareholders or Public Shareholders of the Company is not required.

(d)-(e) As a consequence of the foregoing, the Board of Directors of Parent believed that the creation of a special committee of independent directors was not warranted under the circumstances. Moreover, all of the Directors of Parent and Company are the same and, consequently, none of the Directors are likely to be viewed as independent.

     Under the New York Business Corporation Law ("BCL"), Parent may effect the proposed Merger without seeking the approval of the Board of Directors or shareholders of the Company. On January 31, 1997, the Board of Directors and the shareholders of Parent Company approved the Plan. Parent believes that the Merger Consideration is fair to the Public Shareholders. Parent determined the Merger Consideration solely on the basis of the Simon Report. Parent then considered a number of factors which support the fairness of its determination of the Merger Consideration, including, without limitation, the factors set forth below.

(f) None.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


(a) Parent received an analysis from the Simon Report with respect to the fair valuation of the Company's shares of Common Stock held by the Public Shareholders.

(b) Alfred Simon is a certified public accountant, has a MBA from Harvard School of Business Administration and has been involved in investment banking
since 1978 where he worked for various New York investment houses.   Simon has
been engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. Simon was selected by Parent to act as its appraiser based upon his expertise and reputation in the valuation of small companies in the garment business. Moreover Simon has been an expert witness in litigation controversies concerning fairness compensation matters. His full resume is attached as exhibit (b)(2).

     In conducting its analysis, Simon considered such financial and other factors as he deemed appropriate under the circumstances, including (i) the current market price; (ii) the historic market price comparison, (iii) book value; (iv) liquidation value and (v) the recent sale of a large block of stock of the Company pursuant to a public auction of the shares.

     Simon conducted such investigation as he considers appropriate in order to render an opinion to the Board of Directors of the Company and Parent as to the fairness of the cash payment of ten cents ($0.10) per share to the holders of approximately 9% of the outstanding shares of Spectex. In rendering his opinion he used and relied upon financial statements, information and documents furnished orally and in writing by Spectex, its affiliates, employees, independent auditors, and representatives without conducting an independent audit or investigation of these items.

     The following valuation approaches to determine the fairness of the price to be paid to the public shareholders: (1) current market price; (2) historic market prices; (3) going concern value; (4) book value; (5) liquidation value; and (6) the recent sale of a potential controlling block of Spectex shares.

CURRENT MARKET PRICE. The closing bid price on December 12, 1996, was 15.6 cents as reported by IDD Information Services and five cents as reported by the National Quotation Bureau. However these prices are not representative of the price a seller could expect to receive, as since September 1, 1996, there was only one trade of 2,500 shares in November.

HISTORIC MARKET PRICE.
  Average quarterly bid price: 1994                   $ 0.076
                               1995                     0.145
                               first half 1996          0.033
  Average weekly closing bid Sept. 1 to Dec. 6, 1996    0.142

Again, Simon did not believe this price to necessarily represent the price a seller could have received due to the small volume of transactions.

GOING CONCERN VALUE. For the five years ending 12-31-95, the Company reported a cumulative net loss of $536,000, or an average annual loss of $107,000. Even eliminating 1992, which contained nonrecurring losses and substitute 1990, there is a cumulative five year profit of $116,000, or an average annual profit of $23,000. In the last full year, 1995, there was a $148,000 loss and for the nine months ended 9-30-96, Spectex reported a $163,000 loss verses a $3,000 profit in the same 1995 period. Management told Simon that it expects losses greater than the 1995 level to continue into the foreseeable future. His estimate of the going concern value therefore ranges between zero and eight times the $23,000 five year average annual profit described above, or $184,000, or $0.04 per share.

NET BOOK VALUE. At August 3, 1996, the reported shareholder's equity was calculated at $0.86 per share. However, this figure is not meaningful as the Company is unprofitable and is expected to remain unprofitable. Also, if various accounts are adjusted to their realizable or liquidation value the net book value is reduced to the range of a defect to $0.07 per share.

LIQUIDATION VALUE. Spectex primarily consists of two operating subsidiaries, the 100% owned J&A Apparel and the 51% owned J&J Farms. If liquidated, Spectex is computed to produce $362,000 defect. However, if J&A Apparel alone were to liquidate, a defect of $417,000 would result, and J&J Farms could then be sold as a separate going concern. J&J Farms reported earnings for the five years ending 12-31-95 which fluctuated between an $80,000 loss and a $105,000 profit. For the twelve months ending 9-30-96, he com puted J&J's profit as $118,000. A sale of J&J might be arranged by Spectex at about twelve times $118,000, or $1,416,000. Spectex would realize 51% of this amount or $722,000, from which it would have to pay out its defect on the liquidation of J&A of $417,000. This course would yield a $305,000, or $0.07 per share.

RECENT SALE OF BLOCK. On February 29, 1996, 1,707,450 shares, or 41.6% of the outstanding shares of Spectex, were sold as a single block at a public auction for $158,939, or $0.09 per share, by Michael Oberlander. As a potential controlling block these shares would be expected to sell at a premium to the shares of the public shareholders.

     A full copy of the report is attached hereto as an exhibit (b)(1). Mr. Simon was selected by the Directors of Parent based solely on his reputation in the community in dealing with companies the size of the Company. Other than retention of Mr. Simon to prepare this report there have been no material relationships between Mr. Simon and the Company or the Parent in the last two years. Mr. Simon's fee of $10,000 was negotiated between himself the Directors of Parent and the Company on an arm's length basis. Neither the Parent nor the Company gave Mr. Simon any recommendations, instructions or limitations in connection with the Simon Report other than a request that he determine a fair and reasonable price to paid to the Public Shareholders.

(c) The foregoing description of the Simon Report is qualified by reference to the full text of such report included as Exhibit(b)(1) to the Schedule 13E-3 filed with the Securities and Exchange Commission (the 'Commission'). Each Public Shareholder will be sent a copy of this Form 13e-3 statement and the exhibits including the Simon Report. Copies of the Simon Report will also be made available for inspection and copying at the principal executive offices of Parent during regular business hours by any interested shareholder of the Company, or by his or her representative who has been so designated in writing, and may be inspected and copied, and obtained by mail, from the Commission. The Company will send each shareholder of record this Form 13-e, the Merger documents and the Simon Report 20 days prior to filing the Certificate of Merger with the Secretary of State of Albany.


ITEM 10.        INTEREST IN SECURITIES OF THE ISSUER.

(a) The filers of this statement are the Company and the Parent. The Parent now owns over 90% of the Shares of the Company. Theses shares are not a part of the shares to which the 13-e transaction relates.

(b) none.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES. None.


ITEM 12.
PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) After inquiry by the officers of the Company and Parent there is not known any executive officer, director, Controlling Shareholders or affiliate of the Parent or the Company who intends who presently intends to sell or otherwise dispose of any shares of the Company other than in connection with the Merger Plan or to sell or dispose of the shares they own of the Parent. Moreover it is not known that any of these people have entered into any agreement in connection with the vote of their shares of the Parent.

(b) Other than the officers of the Company who have recommend the Merger Plan, and the Controlling Shareholders who have contributed their Common Stock of the Company to the Parent, no other persons mentioned in the preceding paragraph have made a recommendation in support or in opposition to the Merger Plan. As regards the Rule 13e-3 transaction (i.e., the fairness of the payment to the Public Shareholders for their Common Stock of the Company), no officers or persons have made any recommendations in support or in opposition other than as set forth in this Statement.

ITEM 13.        OTHER PROVISIONS OF THE TRANSACTION.

(a) Under the BCL, the Public Shareholders of the Company do not have rights to dissent from adoption of the Merger Plan. However under BCL (S)910(a)(2), the Public Shareholders have a right to dissent to the amount of the consideration being offered by the

Parent and to file a written dissent in accordance with BCL (S)623(c). This latter section of the BCL requires the shareholder who elects to dissent from a merger to file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905. (A copy of that notice will be sent to each Public Shareholder and is attached as an exhibit hereto) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of appreciation or depreciation in anticipation of the accomplishment of the merger) required to be paid in cash to such dissenting holders ('dissenting shareholders') for their shares ('dissenting shares'). Any such judicial determination of the fair value of dissenting shares could be based upon considerations other than or in addition to the market value of the shares and the factors used to determine the Merger Consideration to be paid in the merger, including asset values and the investment value of the dissenting shares. The value so determined could be more or less than the merger consideration paid pursuant to the merger.

     Shareholders electing to dissent must demand payment for their shares by completing the letter of transmittal and dissenters demand for payment form included herewith and returning such documents as instructed therein, together with their certificates representing dissenting shares and any other required documents by March 9, 1997.

(b)             Not applicable.

(c)             Not applicable.

ITEM 14.        FINANCIAL INFORMATION.
(a) Set forth below is a summary of certain financial information with respect to the Company. The audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the nine (9) months ended September 30, 1996 are filed with the Commission. More recent and comprehensive financial information can be obtained at the office of the Company where they are available for inspection.

     Below is selected date which summarizes the financial information concerning the company.

                            SELECTED FINANCIAL DATA
                            -----------------------

                            SPECTEX INDUSTRIES, INC.
                      THREE YEARS ENDED DECEMBER 31, 1995
                      -----------------------------------

                             1995               1994                1993
                             ----               ----                ----
Revenues                  $34,696,815         $33,252,671         $31,597,930

Income, Loss Be-            (45,885)              194,473             194,088
 fore Extraordinary
items and Taxes

Net Income (loss)           (148,770)             57,833              380,094

Net Income (loss)              (.03)                 0.01                0.08
per Share

Long term Debt               2,119,198          2,669,641            2,940,549

Book Value per                    .88                0.91                 0.90
Common Share

Total Assets                8,908,594           9,573,797            9,453,256

Weighted Average            4,338,520*          4,338,520            4,388,520
Numbers of Shares

**

    *  Includes outstanding common stock and treasury shares.
    ** No cash Dividends paid in any of the above years.

     The Company relies upon its net earnings from operations as its primary source of cash, although it does employ cash reserves and short-term bank loans to provide additional liquidity. This is true for both the Company's knitwear segment and its dairy products segment. In 1995, the Company purchased virtually no new machinery as compared to 1994 when it purchased new machinery outright for approximately $314,379. Selling, general and administrative expenses as a percentage of sales remained, to a great extent, in line with the two previous years and, thus, had little effect on liquidity. The Company expects to continue to rely on cash and bank loans for its liquidity in 1996. while it has no formal commitment from its bank, the Company maintains a line of credit of up to $500,000 to provide additional liquidity for its knitwear segment. Interest is payable on loans made under such line at a rate of prime plus 1/2%.

    Consolidated revenues of the Company increased by approxima tely $1,444,144 in 1995 as compared to 1994 and by approximately $1,654,741 in 1994 as compared to 1993, and by approximately $750,000 in 1993 as compared to 1992. The increase in revenues in 1995 was solely attributable to an increase in revenues of the Company's dairy segment to $30,294,695 in 1995 from $28,361,000 in 1994, or an increase of $1,933,695 (6%).

    The Company's operating profit before provision for the 1992 investment loss of $635,000, taxes, interest expense and minority interest decreased by $184,593 in 1995 as compared to 1994. The Company's operating profit before provision for the 1992 investment loss of $635,000, taxes, interest expense and minority interest decreased by $37,445 in 1994 as compared to 1993, and increased by approximately $258,973 in 1993 as compared to 1992. The 1995 decrease was attributable to a $156,874 loss in the operation of the garment segment before minority interest, taxes and interest expenses. The 1994 decrease was attributable to a $52,899 decrease in the operating profit of the garment segment before minority interest, taxes and
interest expenses.   The 1993 increase was attributable to $218,468 increase in the operating profit in the dairy segment before minority interest, taxes and interest expenses.

     Based on the unaudited consolidated financial statements filed with the Company's 10-Q for period ended in June 30, 1996, net sales and gross revenue for the six months were $15,914,044 but total expenses and costs were $16,543,940. Taking into consideration losses for income taxes and minority interests the net loss for the six months ending June 30, 1996 was $282,790 which is an increased over the same time in 1995 when the net loss was $138,370. The loss per share as of June 30, 1996 was $.07.

(b)  Not applicable.
ITEM 15.        PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
(a)             None.
(b)             Not applicable.
ITEM 16.        ADDITIONAL INFORMATION.
               Not applicable.
ITEM 17.        MATERIAL TO BE FILED AS EXHIBITS.

(a)             Not applicable.
(b)(1)         Fair Value Report of American Capital Group, Inc.
(b)(2) Consent of Albert Simon from American Capital Group, Inc. and resume
(c)            none
(d)            Form of Letter to Shareholders of the Company.
(d)(1)         Form of Letter of Transmittal from Shareholder.
(d)(2)         Form of Dissenters Demand for Payment Form.
(d)(3) Form of Notice of Adoption of Plan of Merger to be included with the Letter of Transmittal.
(d)(4) Form of Notice of Merger to be delivered to record shareholders of the Company following the Effective Date of the Merger.
(d)(5) Plan of Merger adopted by the Board of Directors of Parent on January 31, 1997.
(d)(6)         Text of Press Release issued by the Company on January 31, 1997.
(d)(7) Text of Sections 623, 902, 905, and 910 of the New York Business Corporation Law.
(e)            See Discussions under Item 13(a).
(f)            Not applicable.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: July 17, 1997              Spectex Industries, Inc.


                                       /s/ Michael Oberlander
                                    By:_________________________
                                       Michael Oberlander, Pres.